                                 PLAN OF MERGER


     This Plan of Merger ("Plan") is entered into this 30th day of December, 1998, by and between T-Netix International Corporation, a Colorado corporation ("TIC"), and Cell-Tel Monitoring, Inc., a Florida corporation ("Cell-Tel").


                                    RECITALS

     A. TIC is a wholly owned subsidiary of T-NETIX, Inc., a Colorado corporation.

     B. The respective Boards of Directors of TIC and Cell-Tel have determined that it is in the best interest of said corporation and their shareholders to merge Cell-Tel with and into TIC, with TIC as the surviving corporation, upon the terms and conditions set forth herein.

     THEREFORE, in consideration of the mutual covenants contained herein, TIC and Cell-Tel agree as follows:

     1. On the effective date specified in the Articles of Merger to be filed with the Colorado Secretary of State and the Articles of Merger to be filed with the Florida Secretary of State, Cell-Tel shall merge with and into TIC (the "Merger"), the separate existence of Cell-Tel shall cease and TIC shall continue as the surviving corporation.

     2. Upon consummation of the Merger, all outstanding shares of the common stock and the preferred stock of Cell-Tel shall be canceled in exchange for consideration described in the Shareholders and Subscription Agreement dated December 3, 1997, by and among Cell-Tel, T-NETIX, Inc., Michael D. Duke and Carol E. Webb, as amended.

     3. The Articles of Incorporation and bylaws of TIC as in effect immediately prior to the Merger will remain the Articles of Incorporation and bylaws of TIC as the surviving corporation after the Merger. TIC shall immediately after the Merger amend its Articles of Incorporation to change its corporate name to "T-Netix Monitoring Corporation" and shall take all actions necessary to become qualified to transact business in the State of Florida as a foreign corporation.

     4. The directors and officers of TIC immediately prior to the Merger shall be the directors and officers of TIC after the Merger until their successors have been elected and have qualified.

     5. After the Merger, all rights, privileges, powers and all property and assets of TIC and Cell-Tel shall be vested in and be held by TIC as the surviving corporation, without further act or deed, and all the estates and interest of every kind of TIC and Cell-Tel, including all debts due to either of them, shall be the property of TIC as the surviving corporation. All rights of creditors and liens upon any property of TIC or Cell-Tel shall be preserved unimpaired and all debts, liabilities and duties of TIC and Cell-Tel shall be debts, liabilities and duties of TIC as the surviving corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

     6. This Plan may be terminated and the Merger abandoned at any time prior to the effective date by the mutual written consent of the parties hereto.

     IN WITNESS WHEREOF, this Plan of Merger has been signed by the duly authorized officers of TIC and Cell-Tel on the date above written.


                                   T-NETIX INTERNATIONAL CORPORATION

                                   /s/ Alvin Schopp
                                   -----------------------------------
                                   Alvin Schopp, President


                                   CELL-TEL MONITORING, INC.


                                   /s/ Carol E. Webb
                                   -----------------------------------
                                   Carol E. Webb, President




                                      -2-